KAT GOLD HOLDINGS CORP.

1149 Topsail Rd., Mount Pearl

Newfoundland, A1N 5G2, CANADA

November 18, 2010

VIA EDGAR

United States Securities

& Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-7010

Attention: Larry Spirgel, Assistant Director

Re:	Kat Gold Holdings Corp.
Amendment No. 1 to Form 8-K
Filed October 27, 2010
File No. 000-53450

Dear Mr. Spirgel:

This letter is being filed to request an extension to December 1, 2010 to respond to your letter dated November 5, 2010 (the “Comment Letter”), regarding the Form 8-K filed by Kat Gold Holdings Corp. (the “Company”). As discussed with the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), this letter is filed on Edgar. Amendment No. 2 to the Form 8-K will, assuming this request is granted, be filed no later than December 1, 2010 along with its corresponding response letter directly addressing the comments that you made in the Comment Letter.

The Company wishes to ensure that you receive a complete response to your comments and believes that the additional time will enable it to do so.

Should you have any further comments or questions, please do not hesitate to contact our counsel, Henry Nisser, at 212-269-1400. You may also contact him via e-mail at hnisser@gkblaw.com.

Very truly yours,

Kat Gold Holdings Corp.

By:	/s/ Kenneth Stead
Kenneth Stead
Chairman and Chief Executive Officer

cc: Jonathan Groff